Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Announcement Presentation / Script

OPERATOR:  Good morning and welcome to the conference call to announce the proposed merger of Dex One and SuperMedia.

On today’s call are Dex One Chairman Alan Schultz, SuperMedia Chairman Douglas Wheat, SuperMedia CEO Peter McDonald, Dex One CEO Alfred Mockett, SuperMedia CFO Dee Jones and Dex One CFO Greg Freiberg.

Some statements made by the company today during this call are forward-looking statements.  These statements include the company’s beliefs and expectations as to future events and trends affecting the company’s business and are subject to risks and uncertainties.  The company advises you not to place undue reliance on these forward-looking statements and to consider them in light of the risk factors set forth in the reports filed by SuperMedia and Dex One with the Securities and Exchange Commission.  The company has no obligation to update any forward-looking statements.

All participants are in a listen-only mode until the question and answer session begins following the presentation.  At that time, to ask a question simply press “star” then the number 1 on your telephone keypad.  If you would like to withdraw your question, press the “#” key. Today’s call is being recorded and is also being broadcast live over the Internet at www.SuperMedia.com and www.dexone.com.  In addition, there are supplemental materials that will be referenced on today’s call available at the company’s website.  To access those materials, go on the Investor Relations section of the two company websites at www.DexOne.com or www.SuperMedia.com.

At the end of the company’s prepared remarks, there will be a question and answer session.  And now, I’d like to turn the call over to Mr. Alan Schultz.  Mr. Schultz - - -

ALAN SCHULTZ:

Thank you operator.

Good morning, everyone.  Thank you for joining us this morning.

Let me introduce Doug Wheat, chairman of the board of SuperMedia.

DOUG WHEAT:

Good morning.

ALAN SCHULTZ:

Today, we announced that the boards of Dex One and SuperMedia have approved a merger of our companies to create a premier national provider of social, local and mobile marketing solutions through direct relationships with local businesses.

The merger is subject to stockholder and lender approval.

We believe this merger is in the best interests of shareholders, lenders, customers, employees and consumers, and we expect the transaction to generate significant operational and financial synergies to create additional investor value.

Is there anything you would like to add, Doug?

DOUG WHEAT:

Alan, we and our board colleagues have spent considerable time together to understand each other’s company and to explore the large market opportunity we have to help local businesses grow.  Both boards unanimously and enthusiastically support this merger, and I personally look forward to working with you to support the combined company in achieving its potential.

ALAN SCHULTZ:

Thanks, Doug.

Doug and I are joined on this call by the architects of the transaction: SuperMedia president and CEO Peter McDonald and Dex One CEO Alfred Mockett.  Over the past two years, they have led the transformation of their companies along nearly identical paths.

We believe combining Dex One and SuperMedia into a single national company will accelerate our transformation, improve our positioning for growth and create significant advantage in the marketplace from improved operational and financial performance.

Both companies are made up of individuals with deep knowledge and experience with local media, local businesses and related solutions, technology and operations.

I have been a director of Dex One since 2005, and will become chairman of the merged company, which will have the name Dex Media.

Peter McDonald, SuperMedia’s president and CEO, has been designated CEO for the new company.  Peter has over 35 years of local media experience,

including service as president and chief operating officer of Dex One’s predecessor company, R.H. Donnelley.

The boards also have designated Dee Jones, SuperMedia’s CFO, as the CFO for the combined company.  He has been a financial executive of the company and its predecessors for over 20 years.

While Alfred Mockett will be stepping down at the completion of the transaction, I want to make note of his vision and performance in transforming Dex One.  This transaction would not have happened without his leadership and guidance.  He will continue to lead Dex One until merger close.

Again, thank you for joining us on this important day.   Now, let me turn the presentation over to Peter.

PETER MCDONALD:

Thank you, Al.

This is an exciting day for everyone at Dex One and SuperMedia.

I extend thanks to Al, Doug and the other directors of both companies, to the senior teams and especially to Alfred, for the great partnership and good efforts to create this merger, which we believe will benefit our clients, our companies and our investors.

Let me summarize the proposed transaction.  This will be a stock-for-stock merger, with Dex One shareowners owning approximately 60 percent and SuperMedia shareholders owning approximately 40 percent of a corporate entity named Dex Media.  Under the terms of the agreement, Dex One and SuperMedia shareholders will exchange their shares for shares in Dex Media.  Dex One shareholders will receive 0.20 shares for each Dex One share they own, and Super Media shareholders will receive 0.4386 shares for each SuperMedia share they own.

Just a note on Dex Media:  It provides a new corporate name to differentiate the new company from its predecessors, but it is not intended to be a new brand in the marketplace. The Dex One and SuperMedia names and the brand names for the companies’ solutions, products and services have significant value with business clients and consumers.  Decisions regarding if and when to implement brand and name changes in local markets will be made after further evaluation and planning.

In terms of leadership, as Al noted, he will become chairman of the board, I have been designated as CEO and Dee Jones is the CFO-designate.  The board composition will reflect a merger of equals, with five members, including Al, named by Dex One, five members, including me, named by SuperMedia, and one new independent director to be selected by the new board as the eleventh member.

We expect the transaction to close in the fourth quarter.  Both companies will be negotiating amendments to their existing credit agreements as a condition of closing the transaction.  Information on the proposed amendments to our credit facilities will be filed with the SEC, after which we will begin discussions with our lenders.

Al referred to the transformation under way at Dex One and SuperMedia.

It is a transformation in response to the marketplace.

Every day, consumers assume more control of how they search and shop through the proliferation of social, local and mobile platforms and applications.  All media, and particularly traditional print media, are challenged to keep up with technology innovation and changes in consumer behavior.

Local businesses are overwhelmed by the time, resource and knowledge requirements of 21st century marketing.  Buying Google Adwords, creating and updating your Facebook and Google+ pages, posting to your blog, managing your business’s reputation, changing the offer on your website and mobile website — can consume many hours each week: even if you have the expertise, which most business owners do not.

This is our opportunity.

Our strategy is to be the trusted marketing consultants for local businesses.  As media-agnostic experts, our marketing consultants, backed by a supporting team of media planners and analysts, can design and implement the best social, local and mobile solutions to help businesses attract and retain customers.  We make marketing simple, build long-term relationships in each community we serve and deliver measurable results.

In short, we become an outsourced marketing department so business owners can focus on what they do best — serving their customers.

On a combined basis, Dex One and SuperMedia begin with more than 3,100 local marketing consultants, who have relationships with more than 700,000 business clients.  One of the largest direct channels to local businesses in the United States.

Together, we offer a complete suite of local media solutions that can be provided in combination or to pinpoint specific marketing needs for different categories and sizes of businesses.

Presence solutions include:

•                  Websites and mobile sites

•                  Listings and reputation monitoring and management; and

•                  Creation and management of social media like Facebook and Google+

Promotion solutions include:

•                  Search engine marketing

•                  Where it is important to note that Dex One and SuperMedia are two of only 16 companies to qualify as Google Premier SMB Partners.

•                  In addition, our patent-protected proprietary platforms syndicate our client’s content across more than 250 other locations, matching clients with the most cost effective sources of quality leads and phone calls for their specific business.

•                  Web and mobile display and pay per action solutions; and

•                  Web, mobile and print yellow pages.

While print yellow pages never have been used by all categories of businesses, for many yellow pages continue to be the most cost-effective advertising medium to generate leads.  There were more than seven billion references to yellow pages last year, most of them at a cost per call significantly less than the cost with digital media.  By bundling together solutions including print and digital media, we are able to offer many businesses leads at a better return on investment than all-digital programs.

And results are what businesses want.

Business owners are less interested in understanding the differences among media, than in seeing results a marketing program delivers as measured by leads — particularly phone calls.

This is the way we are accountable to our clients: With full transparency in regular reports and through real time portals.  Business owners can log on and actually listen to calls we generate for them using tracking lines in digital and print media.  They can determine lead quality and improve the way they interact with their customers.

The final piece of the value proposition in our transformation strategy is service.  Dex One and SuperMedia have trained people in new roles and implemented new tools to explain, fulfill and service our bundled solutions.

We believe that trusted local relationships with business owners, combined with flexible bundled solutions that deliver measurable results backed by great service make up the formula for success.

It is going to be exciting to adopt the best practices from both companies in all these areas and apply them across the country to speed up our transformation.

Having been part of Dex One as well as SuperMedia, I know that there are many talented people in both companies.  This merger will bring together their great attitudes, best thinking and best practices on behalf of local businesses and the combined company’s investors.  We all are eager to complete the approval process and integration planning and move forward.

Now, let me ask Alfred for his perspective on the transaction.

ALFRED MOCKETT:

Thank you Peter and good morning everyone.

When I first joined Dex One in the Fall of 2010, I talked about the realities of the marketplace and the fact our industry was at an inflection point. It was then and remains today in a period of discontinuous change.

This is neither incremental nor evolutionary change, but rather a step function change.  Thrust on us by technological developments and changing demographics and the interaction of the two.

Reaching consumers today is becoming ever more complicated as a result of media fragmentation.

Simply put…local businesses need help.

Peter and I have been leading two companies that have risen to the challenge of simplifying this complex, fragmented world of digital media for local businesses.

Later this year we will combine our efforts and create a true leader in the category - a business national in scope, with the scale to penetrate more of the market.

We have two highly complementary businesses with rich portfolios of social, local and mobile marketing solutions.  We have partnered with leaders in the areas of mobile search, reputation management and search engine marketing, among others, and we continue to seek new relationships to enrich our offerings.

Looking at how each of the companies contribute on a merged pro-forma basis, you can see how similar they are.

Last year, total revenue would have been $3.1 billion, with $1.5 billion from Dex One and $1.6 billion from Super Media.  In terms of EBITDA, the combined company would have reported $1.2 billion, with $629 million from Dex One and $608 million from SuperMedia. And focusing on net debt, as of the end of the second quarter of 2012, Dex One reported $2.5 billion and Super Media $1.8 billion, for a total of $4.3 billion.

Going forward, we believe the company will achieve annual expense synergies of $150- $175 million, with a one-time cost to achieve those synergies of $100- $120 million.  Savings will come primarily from: reduction in directory printing, paper, production and distribution costs; consolidation of G&A functions, elimination of duplicative and overlapping activities; and rationalization of product and service portfolios.

In addition to generating synergies, we expect the combined company to preserve Dex One’s net operating loss carry forwards of approximately $1.1 billion and be combined with other tax attributes for a total of approximately $1.8 billion, all of which will be available to offset income and generate additional cash flow.

With improved cash flow from operational synergies and the use of the tax attributes, the merged company will be better positioned to retire debt and strengthen its balance sheet.  The extension of the credit agreements through 2016 should provide the additional time necessary to retire debt and grow digital revenue.

In summary, the merger of these two companies:

•                  Creates one of the largest channels of marketing consultants serving local businesses;

•                  Generates significant incremental cash flow from operational synergies and preservation of tax attributes;

•                  Provides additional runway to increase digital penetration and stabilize revenues; and

•                  Improves the companies’ ability to retire debt and strengthen the balance sheet.

Operator, we are now ready to respond to questions.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.